April 11, 2018

William H. Thompson

Accounting Branch Chief

Office of Consumer Products

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-3561

RE: Andes 7, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed May 4, 2017

File No. 0-55491

Dear Mr. Thompson:

This correspondence is in response to your comment letter dated December 5, 2017 related to our filing of the Form 10-K on May 4, 2017 on the behalf of Andes 7, Inc, file number 0-55491.

Please accept the following response and note that the Registrant filed an amended Form 10-K/A on April 11, 2018.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 9A. Control and Procedures, page 16

1. Please file an amendment to include the following disclosures required by Item 308 of Regulation S-K: (1) A statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting; (2) A statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting; and (3) Management’s assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Please not that the exemption available in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to the first annual report subsequent to your effective registration statement.

Answer: We have filed an amendment to our Form 10-K for the period ended December 31, 2016 to address that management recognizes its responsibility for establishing and maintain adequate internal control over financial reporting and that our internal controls over financial reporting are not yet effective due to our current status as a small company with limited resources at this time, we also added that we intend to improve and enhance our internal controls over financial reporting by identifying and remediating material weaknesses upon an event such as a business combination and subject to obtaining additional financing.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Andrew Khor Poh Kiang

Andrew Khor Poh Kiang

Chief Executive Officer

cc: Darian B. Andersen

General Counsel, P.C.

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